Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

						Nine Months Ended
	Years Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2007	2008
	(Dollars in millions)
EARNINGS:
Earnings before income taxes	$123	$547	$831	$1,286	$905	$970	$285
Interest expense, net of capitalized interest	194	153	194	63	83	63	82
Amortization of debt discount	9	9	10	11	8	9	5
Amortization of debt issuance costs	10	9	7	3	4	3	4
Estimated interest portion of rents (a)	33	34	49	49	56	42	47

Total Earnings	369	752	1,091	1,412	1,056	1,087	423

FIXED CHARGES:
Interest expense whether expensed or capitalized	196	157	202	75	113	83	104
Amortization of debt discount	9	9	10	11	8	9	5
Amortization of debt issuance costs	10	9	7	3	4	3	4
Estimated interest portion of rents (a)	33	34	49	49	56	42	47

Total Fixed Charges	248	209	268	138	181	137	160

RATIO OF EARNINGS TO FIXED CHARGES	1.5	3.6	4.1	10.2	5.8	7.9	2.6

(a)	Total rental expense including marine charters was approximately $100 million, $103 million, $163 million, $181 million and $225 million for the years ended 2003, 2004, 2005, 2006 and 2007 respectively, and $189 million and $168 million for the nine months ended September 30, 2008 and 2007.